

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 11, 2009

Via U.S. Mail and Facsimile

David Gormley
Company Secretary
British Sky Broadcasting Group plc
Grant Way, Isleworth, Middlesex
TW7 5QD
England

> **RE: British Sky Broadcasting Group plc**
> **Form 20-F for the fiscal year ended June 30, 2009**
> **Filed July 31, 2009**
> **File No. 001-13488**

Dear Mr. Gormley:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The business, its objectives and its strategy, page 5

1. We note your disclosure of revenues by category of activity and geographic market for the last two fiscal years. Please expand your disclosure to include such information for each of the last three fiscal years. See Item 4B(2) of Form 20-F.

Liquidity and capital resources, page 40

2. Please include a narrative discussion of the company's indebtedness position and the terms of material outstanding debt arrangements. Such disclosure should address any borrowing covenants in such arrangements and a statement regarding whether you were in compliance with all your borrowing covenants for the periods presented.

Non-Executive Directors, page 60

3. Please expand your disclosure to disclose whether any of your non-executive directors have service contracts providing for benefits upon termination of employment. See Item 6C(2) of Form 20-F.

Exhibits

4. We note that you have not filed your agreements with SES Astra. Please advise us why you believe it is appropriate not to include such contracts as exhibits to this Form 20-F. See instruction four of Instructions as to Exhibits of Form 20-F. Alternatively, please file these contracts as exhibits.

Directors' Report – Review of the Business
Principal Risks and Uncertainties, page 24
.

5. It is unclear from your disclosure whether there is any possibility of an outflow of economic benefit as a result of the Ofcom's third consultation document in relation to its ongoing investigation into the UK pay TV industry. As appropriate, please disclose the information required under paragraph 86 of IAS 37.

Directors' Report – Financial Review
Trends and Other Information, page 43

6. Tell us and disclose the nature of the performance-related targets set forth in the new agreement with Virgin Media and the potential for additional capped payments.

Critical Accounting Policies
Programming Inventory, page 45

7. Citing your basis in the accounting literature, please disclose your basis for determining the value associated with each broadcast.

12. Goodwill, page 82

8. Tell us and disclose the factors you considered in deriving the pre-tax discount rate of 8.3% that was used to discount projected cash flows of cash generating units.

25. Reconciliation of shareholders' (deficit) equity
Other reserves, page 101

9. Please provide a description of the nature and purpose of the merger reserve. Refer to paragraph 79(b) of IAS 1.

27. Contracted commitments, contingencies and guarantees
(c) Contingent liabilities and guarantees, page 102

10. Tell us the nature of the potential remedies available under the Community Customs Code that led you to conclude that no outflow of economic benefit would be required to discharge the obligation that may arise if an assessment is made for import duty relating to imports prior to May 7, 2008. Refer to paragraph 89 of IAS 37.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

/s Kyle Moffatt, for
Larry Spirgel
Assistant Director